EXHIBIT 99.1

Caledonia Mining Corporation Plc Issue of Long-Term Incentive Awards

ST HELIER, Jersey, Jan. 26, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL; VFEX: CMCL) (the “Company” or “Caledonia”) announces that it has made new long term incentive plan awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”). Awards that have been made to “Persons Discharging Managerial Responsibility” within the meaning of the Market Abuse Regulation (EU) No. 596/2014 are as follows:

Name	Position	Grant values
Steve Curtis	Director and Chief Executive Officer	US$476,486.10
Mark Learmonth	Director and Chief Financial Officer	US$441,945.00
Dana Roets	Director and Chief Operating Officer	US$200,340.40

The awards are in the form of Performance Units (“PUs”) as defined in the Plan. The vesting date for the PUs shall be January 11, 2025.

The number of PUs awarded is equal to the monetary value of the award divided by the “Fair Market Value” (as defined in the Plan) of the Company’s shares, being, in this case, the greater of (i) the closing price of Caledonia’s shares on the NYSE American on the trading day preceding the date of the award or (ii) the volume-weighted average closing price of Caledonia’s shares on the NYSE American for the five days preceding the date of the award, which resulted in a price of US$12.01.

The final number of PUs which vest on maturity of the awards will be adjusted to reflect the actual performance of the Company in terms of various operating metrics, subject to certain minimum and maximum thresholds.

Each PU that vests entitles the participant to receive one Caledonia common share (or a security representing a share) on the maturity of the award.   Shares that are issued pursuant to vesting PUs are subject to a minimum holding period of one year in case vested awards become subject to forfeiture, reduction or cancellation.

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751
Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.